[redacted]

08026752

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

SEC FILE NUMBER
8-41415

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MIDWOOD SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1 BATTERY PARK PLAZA, 24th FLOOR
(No. and Street)

NEW YORK	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES DAPRILE **(212) 742-9600**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **JAMES DAPRILE** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MIDWOOD SECURITIES, INC.**, as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

PAULINE M. MARCH
NOTARY PUBLIC, State of New York
No. 30-4077333
Qualified in New York County
Commission Expires November 17, 20__

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

MIDWOOD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2007

MIDWOOD SECURITIES, INC.
FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
Statement of Financial Condition	2
Notes to Financial Statement	3 - 6

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Midwood Securities, Inc.

We have audited the accompanying statement of financial condition of Midwood Securities, Inc. as of December 31, 2007 for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Midwood Securities, Inc. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 20, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

MIDWOOD SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	2,565,594
Cash and securities segregated for the exclusive benefit of customers		234,430
Receivable from clearing brokers		302,828
Receivable from other brokers and dealers		29,002
Securities owned, at market value		133,820
Property and equipment, net of accumulated depreciation and amortization of $581,041		67,059
Secured demand notes receivable		200,000
Other assets		132,197
TOTAL ASSETS	$	3,664,930

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	1,032,866
Employee compensation payable		564,061
Deferred rent		127,419
Total liabilities		1,724,346
Subordinated borrowings		200,000
Commitments and contingencies (Note 11)		
Shareholders' equity:		
Common stock, no par value; 1,000 shares authorized, 222 shares issued and outstanding		1,000
Additional paid-in capital		399,000
Retained earnings		1,340,584
Total shareholders' equity		1,740,584
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	3,664,930

See accompanying notes to the financial statement.

MIDWOOD SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2007

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Midwood Securities, Inc. (the "Company") was incorporated on December 16, 1988. The Company is a registered broker-dealer with the Securities and Exchange Commission, and is a member of the New York Stock Exchange, the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the SIPC. The Company clears securities transactions through another broker-dealer on a fully disclosed basis.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Proprietary securities transactions, commission revenues, and related expenses are recorded on a trade-date basis.

Securities Owned

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Any resulting unrealized gains and losses are reflected in the statement of operations. From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected on the statement of financial condition and may result in a gain or loss to the Company.

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original maturity of three months or less.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using a straight-line method over the estimated useful lives of the assets. Leasehold improvements are being amortized on a straight-line basis over the term of the operating lease.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. CASH AND SECURITIES SEGREGATED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

Cash has been segregated in a special reserve account, maintained at a bank, to satisfy reserves established for potential future commission rebates to customers.

NOTE 4. RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents cash held by the clearing organization for commissions generated in December 31, 2007, money market funds, and the deposit with the clearing organization. The clearing deposit of $100,000 is required by the clearing broker and consists of a U.S. government money market fund with a value of $104,773.

NOTE 5. SECURITIES OWNED

At December 31, 2007, marketable securities consisted of the following:

Obligations of U.S. government	$ 59,585
Investment in NASDAQ Stock Market, Inc.	74,235
Total securities owned	$ 133,820

The U.S. government obligation secures the $50,861 deposit required under the office lease agreement.

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2007:

Furniture and fixtures	$ 69,227
Machinery and equipment	552,931
Leasehold improvements	25,942
	648,100
Less: accumulated depreciation	(581,041)
Property and equipment, net	$ 67,059

NOTE 7. ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

Accounts payable, accrued expenses and other liabilities consisted of the following at December 31, 2007:

Reserve for research expenditures	$ 721,880
Operating expenses	310,986
Total	$ 1,032,866

NOTE 8. OFF-BALANCE SHEET AND CREDIT RISKS

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealers on a daily basis and requiring customers to deposit additional collateral or reduce positions when necessary.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits.

NOTE 9. INCOME TAXES

The Company has elected to be treated as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code and New York State tax law. Under these provisions, any income or loss of the Company is passed through to shareholders.

NOTE 10. SUBORDINATED BORROWINGS

Subordinated borrowings at December 31, 2007, consist of two secured demand notes of $100,000 each. The notes mature on June 30, 2008 and September 3, 2008, bear interest at 5% per annum, and are collateralized by cash and securities of approximately $272,000 at December 31, 2007. The secured demand notes are available in computing net capital under the Securities and Exchange Commission Uniform Net Capital Rule.

NOTE 11. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2007, there were no legal proceedings pending against the Company.

The Company leases office space in New York under an operating lease that expires in September 2016. The lease contains provisions for future rent increases. The total amount of rent due under the lease terms is reflected in operations on the straight-line method over the terms of the lease. The difference between rental expense recorded and the amount of rent actually paid is reflected on the balance sheet as "deferred rent." In addition to base rent, the lease provides for the Company to pay certain expenses. The approximate future minimum annual payments due under this lease are as follows:

Year ending December 31:	
2008	$ 200,160
2009	200,160
2010	200,160
2011	217,910
2012	223,380
Thereafter	834,673
	$ 1,876,443

Additionally, the Company rents office space in New Jersey at the rate of $700 per month on a month-to-month basis.

NOTE 12. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2007, the Company had net capital of $1,615,078, which was $1,365,078 in excess of the Company's required minimum net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.95 to 1 as of December 31, 2007.

END